UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006857

January 20, 2004

Maureen Brundage
White & Case
1155 Avenue of the Americas
New York, NY 100336-2787

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2004

Re: Newmont Mining Corporation
Incoming letter dated December 17, 2003

Dear Ms. Brundage:

This is in response to your letter of December 17, 2003 concerning a shareholder proposal submitted to Newmont Mining by Emil Rossi. We also have received a letter on the proponent's behalf dated December 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 03 2004
THOMSON
FINANCIAL

Enclosures

cc: Emil Rossi
c/o John Chevedden
2215 Nelson Ave, No. 205
Redondo Beach, CA 9027

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Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Exchange Act Rule 14a-8(j)

Ladies and Gentlemen:

Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), has received a shareholder proposal (the "Proposal," attached as Exhibit A) from a purported Newmont shareholder, Emil Rossi who names John Chevedden as his designated representative (collectively, the "Proponent"), that the Proponent wishes to have included in Newmont's proxy statement (the "Proxy Statement") for its 2004 annual meeting of shareholders (the "2004 Annual Meeting").

The Proposal and its supporting statement do not satisfy several requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Newmont has notified the Proponent by letter, dated December 4, 2003 (attached as Exhibit B) of its intention to omit the Proposal from the Proxy Statement on account of Exchange Act Rule 14a-8(f) unless the Proponent timely corrects his failure to demonstrate his eligibility to submit a shareholder proposal as required by Exchange Act Rule 14a-8(b). The Company is awaiting a response from the Proponent. However, even if the Proponent corrects such procedural and eligibility deficiency, Newmont intends to omit the Proposal under Exchange Act Rule 14a-8(i)(3).

Accordingly, on behalf of Newmont, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement for filing pursuant to Rule 14a-8(j) under the

Exchange Act and hereby request that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Newmont should Newmont omit the Proposal from the Proxy Statement.

The Proposal

The Proposal is so vague and indefinite that shareholders will not be able to understand what they are voting on and the Company will not be able to implement the Proposal even if adopted. The first sentence of the resolution which requests "that our Directors increase shareholder voting rights" and the second sentence of the resolution, which states "also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot" have an uncertain meaning or effect. The Company is unable to determine how the resolution would "increase shareholder voting rights" or what action constitutes a "material change or discontinuing of this proposal," which would thereafter be submitted for "a shareholder vote as a separate ballot item on the earliest possible shareholder ballot." This is vague and confusing language. In prior no-action letters, the Staff has found it proper to omit shareholder proposals pursuant to Exchange Act Rule 14a-8(c)(3), the predecessor to Exchange Act Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires." *See Philadelphia Electric Co.* (available July 30, 1992).

The Supporting Statement

The Proposal's supporting statement contains what purport to be excerpts from various publications and other statements which are false and misleading in several respects, and therefore may be omitted from the Proxy Statement under Exchange Act Rule 14a-8(i)(3). In particular, we note the following:

- First, none of the statements under the captions, which are attributed to various sources, is an accurate excerpt from the cited publication or statement, but rather is the Proponent's paraphrase that omits key words or phrases (See Exhibits 1-4). We believe the Proponent should clarify that these statements are his own paraphrases, rather than accurate excerpts.

- Second, the paraphrased statements from the Motley Fool and morningstar.com are taken out of context in a manner that is highly misleading, giving the erroneous impression that The Motley Fool or morningstar.com are opposed to poison pills generally. That is not the case. While the supporting statement references a sentence from a 1997 story in The Motley Fool, a much more recent article in The Motley Fool about corporate governance includes the following statement about poison pills: "Investors should cheer "poison pill" plans if they support and trust management, since what they do is help protect the company from interlopers." (The Motley Fool, August 7, 2001 at www.fool.com/specials/2001/sp010802e.htm; copy attached as Exhibit 5).

Similarly, the supporting statement misleadingly paraphrases one sentence from an article in morningstar.com, without noting the following statements from the same Morningstar article: "The issue of whether poison pills are good or bad is less clear-cut than stock option and executive-compensation abuses—there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies." (copy attached as Exhibit 4). The Staff has previously ruled that portions of a supporting statement that selectively quote various newspaper and magazine articles in order to falsely convey a negative impression of a company, while omitting key facts that would contradict that impression, are properly excludable. *See AlliedSignal Inc.* (January 15, 1998). Furthermore, this Proponent is well aware of the requirements of Exchange Act Rule 14a-8(i)(3) as the Staff has previously required this Proponent to make substantial revisions to a shareholder proposal that relied on highly selective and misleading excerpts from respected publications. *See e.g., General Motors Corporation* (available April 10, 2000).

- Third, the fourth paraphrased statement cites The Wall Street Journal, without noting that it is taken from an "op-ed" opinion piece, and thus is simply one person's opinion (namely, Holman W. Jenkins, Jr.) rather than a news report (copy attached as Exhibit 1). We believe this reference should be clarified.

- Fourth, the statement that "this topic won an overall 60% yes-vote at 79 companies in 2003" is unsubstantiated, yet presented as fact. Accordingly, this statement should be omitted, or the Proponent should identify, with supporting documentation, the source of this figure. *See Pharmacia Corp.* (available March 7, 2002); *Kimberly-Clark Corp.* (available February 1, 2002) (both No-Action letters requiring this Proponent to provide citations to support statement that shareowner right to vote on poison pills "achieved a 57% average yes-vote" from the shareowners at 26 major companies in 2000). Similarly, the statement that "based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote" is unsubstantiated, and should also be supported or deleted. *See also Hewlett-Packard Co.* (available December 17, 2002).

Moreover, the bold captions in the supporting statement are inflammatory and misleading:

- The caption, **"Akin to a Dictator,"** violates the plain language of the instruction to Exchange Act Rule 14a-9. These instructions expressly identify material as misleading for purposes of the Exchange Act Rule if they "directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

Likening Newmont's directors to dictators falls squarely within the prohibitions of that Exchange Act Rule.

- The caption, **"The Potential of a Tender Offer Can Motivate Our Directors,"** falsely implies that poison pills preclude even the "potential of a tender offer". They do not. Hundreds of companies that have had poison pills have been the subject of tender offers.

- The caption, **"Council of Institutional Investors Recommendation,"** falsely implies that the Council of Institutional Investors recommends a vote for this Proposal. No such recommendation has been made.

Furthermore, it is appropriate to exclude the Council's website reference and the statement that the Council has "called for shareholder approval of poison pills" because the reference to this website is vague, almost every piece of information located on the website is irrelevant to the Proposal, and false or misleading statements could be incorporated into the website at any time. The Staff previously has found that references to internet addresses and/or web sites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." Division of Corporation Finance: Staff Legal Bulletin No.14 (July 13, 2001). *See, e.g., AMR Corporation* (available April 3, 2001) (requiring this Proponent to delete the same website address included in the Proposal); *The Emerging Germany Fund, Inc.* (available December 22, 1998); and *Templeton Dragon Fund, Inc.* (available June 15, 1998).

As you are likely well aware, Mr. Chevedden, either in his own name or through nominal proponents, has submitted numerous shareholder proposals to various companies each year for the past several years, resulting in numerous no-action requests. Yet, despite his familiarity with the requirements of Exchange Act Rule 14a-8, Mr. Chevedden continues to resubmit in his proposals statements and assertions which the Staff has previously ruled are false and misleading and, therefore, excludable under Exchange Act Rule 14a-8(i)(3). As Marty Dunn, Deputy Director of the SEC's Division of Corporation Finance, stated at the beginning of the 2003 proxy season:

> "I think there's a category of proponents that tend to put in way too many unsupported broad statements. And then we have to deal with them every time, even though we said before that this doesn't have support or provides support or cast it as an opinion-and every time we have to reinvent the wheel. I think that takes too much time .... [Last year,] [w]e had told everybody that if there were a lot of problems within the (i)(3) area relating to a proposal-rather than requiring revisions at each sentence-we would allow the entire proposal to be excluded. We didn't follow through on that last year because we didn't think it was fair on such short notice to do that to proponents. Now, folks who repeatedly abuse this will find out that we don't think it's the best use of everybody's time."

Transcript of R.R. Donnelley & Sons Company Teleconference, "Shareholder Proposals: What to Expect in the 2003 Proxy Season," November 12, 2002, at 2 (emphasis added) (copy enclosed as Exhibit 6).

Even without the history described above, this Proposal contains so many statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2004 Proxy Statement pursuant to Exchange Act Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No.14 (July 13, 2001). We urge the Staff to provide such relief here.

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Maureen Brundage of this Firm at (212) 819-8314.

Very truly yours,

White & Case LLP

RC:MB

cc: Mr. Britt D. Banks, Esq.
Mr. Emil Rossi
Mr. John Chevedden

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Wayne Murdy
Chairman
Newmont Mining Corporation (NEM)
1700 Lincoln Street
Denver, CO 80203
Phone: (303) 863-7414
Fax: (303) 837-5837
FX: 303-837-6100

Dear Mr. Murdy,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi Oct 7-03

cc: Britt Banks
Corporate Secretary

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

EXHIBIT B

NEWMONT
The Gold Company

Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203
Phone 303.863.7414
Facsimile 303.837.5837
www.newmont.com

December 4, 2003

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal for Newmont Mining Corporation's 2004 Annual Meeting

Dear Mr. Chevedden:

I am in receipt of a letter dated October 7, 2003, which Wayne Murdy, Chairman of Newmont Mining Corporation ("Newmont"), received by fax on November 22, 2003, from Mr. Emil Rossi containing a shareholder proposal submitted for inclusion in Newmont's proxy statement for its 2004 Annual Meeting (the "Annual Meeting"). The letter indicates that you are his designated representative to act on his behalf in shareholder matters, including this shareholder proposal, before, during and after the Annual Meeting, and that all communications are to be directed to you with respect to this shareholder proposal.

Mr. Rossi's letter to Mr. Murdy failed to demonstrate his eligibility to submit a shareholder proposal as required by Rule 14a-8(b) promulgated under the Securities Exchange Act of 1934. I note that his letter states "Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting." We have checked with our transfer agent, Mellon Investor Services, which has informed us that Mr. Rossi is not a registered holder of any Newmont shares. Thus, pursuant to Rule 14a-8(b), you must prove Mr. Rossi's ownership of the required minimum amount of Newmont voting stock, for the required duration of time, in the manner required for a proponent of a shareholder proposal who is not a registered shareholder.

Pursuant to Rule 14a-8(f), we hereby notify you that if you fail to respond to and correct this deficiency within 14 days from the date that you receive this letter, Newmont intends to exclude this proposal from its proxy statement for the Annual Meeting.

Please be advised that, even if you correct this eligibility and procedural deficiency, Newmont intends to seek to exclude this proposal under Rule 14a-8(i).

Sincerely,

Britt D. Banks
Vice President,
General Counsel and Secretary

cc: Mr. Emil Rossi
P.O. Box 249
Boonville, CA 95415

EXHIBIT 1

The Wall Street Journal

Monday, February 24, 2003

Corporate Governance (A Special Report): Essay

Don't Sweat It: There's nothing wrong with corporate governance that the threat of a hostile takeover couldn't fix

By Holman W. Jenkins Jr.

ARE ENRON, WorldCom, Tyco and Adelphia emblematic of the state of U.S. corporate governance?

Or is a better guide the fact that we have the world's strongest economy and its most dominant corporations, and that we recently endured only a mild recession after one of the longest booms in history? For that matter, against the long pattern of stock market ups and downs, even the downs of late have hardly been the stuff to cause stockbrokers to jump out windows.

The latter sometimes escapes notice. Most of the wealth wiped out in the past three years was concentrated in a handful of very large companies in the technology sector, whose stock prices merely returned to earth. Cisco, a still-thriving leader in Internet plumbing, saw half a trillion dollars in investor wealth wiped out at its lowest point -- to name just one of these megacap corrections. As a study by McKinsey's Tim Koller recently noted, once you factor out companies whose valuations were briefly inflated in the tech bubble, it's questionable whether we've been in a bear market at all.

Governance of anything tends be adaptive and improvisational. That's true as much of corporate governance as city politics or the U.S. Congress. Let's consider today's focal dissatisfaction, the remarkable explosion of chief executive compensation, which, though sometimes exaggerated, marks perhaps the most impressive feature on the corporate-governance landscape in the past 15 years.

Before complaining that you, as shareholder, didn't vote for high CEO pay, let's remember that you did -- by buying shares during the long bull market pretty much in tandem with rising CEO pay. Before blaming crony boards, it's worth remembering that, by almost any standard, boards are more independent than they were 10, 20, 30 or 40 years ago. Indeed, U.S. companies are more transparent and accountable than those in almost any other country, yet the vast increase in pay happened here, not there.

Finally, before complaining that CEOs have continued to make zillions from stock options in a bear market, recall that an option issued seven years ago, say, when the stock was worth $10 can't help being profitable at today's stock price of $20, even if the stock passed through $50 in between.

Corporate governance is not aimed at a platonic ideal of proportionality or seemliness. If paying a CEO a billion dollars instead of a million dollars would raise the share price by $1, the shareholder would be rational to pay the higher wage. Because the CEO's reward is tied to the stock price, shareholders have believed, rightly or wrongly, that no matter how big the option package, the transaction was necessarily win-win.

Some of us who've followed closely the increasing arc of CEO pay believe it's no coincidence that the rise began just as courts and legislatures were erecting obstacles to hostile takeovers. This intuition has been now been endorsed in a recent issue of the University of Chicago's law journal devoted to reflections on the 20th anniversary of the invention of the "poison pill," a takeover defense adopted by hundreds of companies since it was upheld by the Delaware Chancery Court in 1985.

Contrary to expectations, takeovers didn't stop -- they just stopped being hostile. Managers who might otherwise have resisted losing their jobs were brought back into line with big option packages that assured them of a personal payoff. Meanwhile, more emphasis was placed on requiring directors to act "independently" of management in evaluating a bid. These "adaptive devices," write Marcel Kahan and Edward Rock, "had the effect of transforming the pill, a potentially pernicious governance tool, into a device that is plausibly in shareholders' interest."

No adaptation can solve everything, however, and it's worth wondering in light of recent scandals if incentive pay and board independence are sufficient substitutes for the possibility of a hostile takeover.

Michael Eisner's remarkable achievements at Disney, it's worth noting, began because the board in 1984 was casting about for new leadership and a new strategy to fend off hostile raiders. Though Mr. Eisner built the company into a born-again powerhouse, the stock has recently fallen into a muddle once more, and this time a hostile takeover is virtually inconceivable. What's more, Mr. Eisner recently managed to use precisely the new vogue for "independent" directors to demote his most urgent critic on the Disney board.

The real problem for Disney dissidents, though, is that they were utterly at a loss to propose an alternative to Mr. Eisner's strategy and leadership. That's where the prospect of a hostile bid comes in. It at least allows the possibility of outside money doing for (or to) a company what it won't do for itself.

Corporate-governance "reform" has been on every lip lately, yet precious little attention has been paid to reforming what economists call the market for corporate control. Instead we get proposals for separating the office of chairman and chief executive, appointing a "lead" director or recording a nominal accounting charge for management's stock options -- watery initiatives at best, utterly stylistic at worst.

Aside from the odd campaign by TIAA-CREF, the big pension-fund manager, against a given company's poison pill, most "reformers," true to their basically establishment credentials, have gone along with a steady erosion of shareholders' right to expect management to entertain an unsolicited bid. Yet the problem of corporate governance has always been how to constrain and discipline management's power.

[illegible] the [illegible] possibility that dissatisfied shareholders could turn on a dime and [illegible] the company [illegible]. An important negative check on management went missing when we reined in hostile takeovers. Instead we were left waving ever-larger carrots in front of managements in hopes of inducing them to serve shareholder interests. Carrots are fine, but a stick is often handy, too.

Mr. Jenkins is a member of The Wall Street Journal's editorial board and writes the paper's weekly Business World column. He can be reached at Holman.Jenkins@WSJ.com.

---- INDEX REFERENCES ----

COMPANY (TICKER): Walt Disney Co. (DIS)

NEWS SUBJECT: Corporate Governance; Corporate Governance; Management Issues; Management Issues; Dow Jones Total Market Index; Wall Street Journal; English language content; Corporate/Industrial News; Acquisitions/Mergers/Takeovers; Ownership Changes; Acquisitions, Mergers and Takeovers; Corporate Actions (COGV CCPG/N MNT C41 WEI WSJ ENGL CCAT C181 C18 TNM CAC)

MARKET SECTOR: Consumer Cyclical; Newswire End Code (CYC NND)

INDUSTRY: Broadcasting; All Entertainment & Leisure; Media; Dow Jones Industrial Average components; Dow Jones Global Titans Index components; S&P 500 Index component (BRD ENT MED XDJI XGTI XSP5)

REGION: California; United States - California; North America; Pacific Rim; United States; United States; Western U.S.; North American Countries (CA USCA NME PRM US USA USW NAMZ)

LAYOUT CODES: Large Majors; Special Sections (LMJ SPE)

Word Count: 1005

2/24/03 WSJ R8

END OF DOCUMENT

EXHIBIT 2

June 13, 1997

Tossing the Poison Pill

by Jim Surowiecki (Surowiecki)

In the 1980s, as corporate America was swept by merger- and- acquisitions fervor and the leveraged buyout (LBO) became the favored tool of raiders like Victor Posner, Carl Icahn, and Ronald Perelman, corporations came up with a slew of tactics designed to frustrate hostile acquisitions. The tactics were all christened with vaguely poetic labels, testimony to the self-mythologizing that characterized so much of that world. Companies under assault would try to find a "white knight," an outside investor who would either acquire the company outright or buy enough shares to repel any hostile advances. Elaborate "golden parachute" clauses were written into managers' contracts, increasing the cost of any takeover. And "poison pill" plans were adopted, schemes in which any takeover attempt immediatel allowed the company to issue millions of extra shares to existing shareholders, making it much more expensive to acquire the company.

In the context of the 1980s, when any number of LBOs resulted in the dismantling of profitable companies and the crippling of others with huge debt burdens, the embrace of schemes like the poison pill was understandable. But while these schemes did have the (perhaps) beneficial effect of making hostile takeovers more difficult, they also had the effect of making corporate management less accountable to shareholders. Takeover attempts only work, after all, if the offer put on the table represents a meaningful premium to the company's share price. What such an attempt signals, then, is generally -- though not always -- that management has created a situation in which the market is undervaluing the company. Shareholders' response to a takeover offer might be seen, in this context, as a kind of referendum on management -- the kind of referendum that management almost always wants to avoid.

The poison pill is, in a sense, the ideal tool for insulating management from real accountability because it works by giving existing shareholders a "right" they didn't previously have, namely the right to buy a certain number of new shares -- generally at a discounted price -- once a hostile acquirer has built up a sizeable stake of shares or announces intentions to do so. Take, as a simple example, SNYDER OIL (NYSE: SNY), which recently adopted such a plan. If any person or group acquires 20% or more of Snyder's stock, each shareholder -- other than the acquirer - will have the right to buy for $70 common shares worth twice as much.

On the surface, this seems to represent a boon to shareholders, since they get to buy new shares at essentially a 50% discount (though many poison pill plans are not quite so generous). While the manner in which such a plan treats shareholders differently seems troubling -- the potential acquirer, who is a shareholder like any other, is the only one who doesn't get to buy the new shares -- for current shareholders poison pills often appear to be a license to print money.

The only difference, of course, is that what's being printed is not money but rather common stock, and in the long run issuing millions of shares without any corresponding increase in the company's profits is almost guaranteed to dilute the value of those shares. The term "poison pill," after all, was intended to evoke the somewhat suicidal quality of the maneuver. The plans make it impossible for companies to be acquired, but do so by making them so inflated in market cap -- though not in share price -- as to invite disaster.

Still, because poison pills protect management, and because they do so while embracing the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest percentage of shareholder votes of any resolutions offered. One reason unions like them, in fact, is that they create the possibility for meaningful alliances with other institutional investors.

At its heart, what's refreshing about the fight over poison pills is that it is a fight over democracy in the corporation. Putting poison pills to a vote is a way, then, of affirming the central role that shareholders should play in the life of a corporation, and eliminating the poison pill is a way of ensuring that management faces the same accountability that other workers do. There are often reasons that hostile takeovers should fail. But anti-democratic schemes designed to flood the market with diluted stock are not one of them.

Previous Page

4/28/99 WSJ C1
4/28/99 Wall St. J. C1

1999 WL-WSJ 5450258

The Wall Street Journal

Wednesday, April 28, 1999

Heard on the Street

Sealed Air's CEO Takes Holders' View of 'Poison Pills'

By Paul M. Sherer
Staff Reporter of The Wall Street Journal

Most companies fight shareholder attempts to remove "poison pills" and other devices corporate directors use to repel takeovers and keep their jobs secure.

That's what makes the experience of Sealed Air so curious. Management of the Saddle Brook, N.J., packaging company has been making the shareholder argument -- last year trying twice in vain to rid antitakeover provisions from its bylaws.

In both ballots the company won the vast majority of votes, but the measures failed because not enough shareholders voted to cross the 80% threshhold. Now, Sealed Air is going to the well again: It is asking shareholders to approve bylaw changes at its annual meeting May 21 to end staggered directorships, let shareholders remove directors by written consent -- and strike down a clause requiring 80% of holders vote in favor for a bylaw to be changed.

"These so-called shareholder rights are designed like fishhooks" -- easy to get in, but tough to pull out of, contends T.J. Dermot Dunphy, Sealed Air's chief executive. Born in Ireland, he became a U.S. citizen in 1961 and now preaches Jeffersonian democracy. "Our theory is: Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

After a wave of hostile takeovers in the 1980s, companies began adopting measures to fend off unwanted suitors. A poison pill makes an unwanted takeover prohibitively expensive by triggering a massive issuance of shares. With staggered directorships, only a portion of the board comes up for re-election each year, making it difficult for a hostile bidder to replace the board with its own representatives.

Mr. Dunphy, 67 years old, has run Sealed Air since 1971, without the benefit of poison pills or directors' job-security devices. Investors largely have enjoyed the ride: The stock has soared 902% from 1989 through last year, more than 3.5 times the 248% return for the Standard & Poor's 500-stock index. But as part of last year's $4.9 billion merger of W.R. Grace's Cryovac division, Sealed Air inherited the three measures it is now trying to remove. Sealed Air makes high-tech packaging materials, such as the bubble wrap used to ship fragile items.

Mr. Dunphy's stance is "incredibly uncommon," says Kurt Schacht, general counsel at the State of Wisconsin Investment Board. The board, known as SWIB, manages $61.5 billion in assets and has been actively pushing for better corporate governance. "They're making the shareholders' argument, and you usually don't see that from a management group," Mr. Schacht says.

He should know. SWIB last month narrowly lost a shareholder vote to force semiconductor-equipment maker Applied Materials to get shareholder approval for any revision or renewal of its poison-pill plan. Of the 74% of shares voting, about 46% voted for the SWIB proposal and about 51.4% voted against, a company spokesman says.

Applied Materials was so opposed to the measure that it repeatedly called small shareholders urging them to vote against the change, a tactic usually reserved for hotly contested hostile-takeover battles. They placed three calls to small shareholder David Lewandowski, who also happens to be a due-diligence officer for SWIB. It was the first time he'd ever been called on such an issue. Of course, he voted for the measure backed by his employer. "I figured it's a good idea, and a good career-continuance move," he quips.

It isn't just Sealed Air's antitakeover stance that sets it apart. No U.S. employees of the company have employment contracts. That includes the top executives, who also have none of the golden parachutes that handsomely pay off executives when their companies are taken over, and no guaranteed severance provisions.

"I admire their integrity," says Chris Davis, portfolio manager at Davis Selected Advisers, which owns about three million Sealed Air shares. "I think nine times out of 10 the argument that these antitakeover provisions are in the shareholder interest is absolute hypocrisy. Usually it ends up just being the management extorting a big pay package for itself at the expense of shareholders."

While investors like the company, that doesn't mean the stock is a screaming bargain. Sealed Air shares jumped earlier this month after a positive report from Morgan Stanley Dean Witter. The report said new products from Sealed Air could add $500 million to $1 billion in cumulative sales over the next five years. Though it noted that the stock trades at about twice the price/earnings ratio of its peers, the report said the premium is justified because of superior growth potential "combined with arguably the best management in the industry."

"It's a real money machine," says Hart Woodson, portfolio manager of the Gabelli Global Convertible Securities Fund. Gabelli holds both the convertible and common shares, and voted with the management last year. "We love the cash flow, we love the management. But on a valuation basis, it's not at a deep discount to what we think it should be valued at." Gabelli has a price target over a two-year time horizon of the high 60s to low 70s. In New York Stock Exchange composite trading yesterday, the shares rose $2.5125, or 5.2%, to $56.4375.

After its strong performance over the long haul, Sealed Air stumbled a bit last year. Some analysts believe the company paid a steep price for Cryovac. Certainly the company bit off a big chunk; Cryovac was twice the size of Sealed Air. In July, the company announced second-quarter earnings that fell well short of analysts' expectations and said it would cut 5% of its work force; in October the company took a $137 million charge against earnings, mostly from the merger.

"The book is still being written on the Cryovac merger, as to whether they'll be successful or not," says George L. Staphos, who covers the company for Salomon Smith Barney. "We believe they will. But 1999 is the year that they've got to put points up on the board with Cryovac."

Yesterday, Sealed Air said its first-quarter net income rose 89% on a proforma basis, with earnings per share coming in above analysts' expectations.

Ironically, last year's weak share price might have left it vulnerable to a hostile takeover attempt, though Sealed Air said it has never been the target of an unwanted advance.

In a letter to shareholders urging defeat of the SWIB measure, Applied Materials wrote that its antitakeover measures are "designed to protect stockholders by providing the Board adequate time and flexibility either to negotiate the highest possible bid from a potential acquirer or to develop alternatives that might better maximize stockholder value."

An Applied Materials spokesman declined to comment further.

Mr. Dunphy says he isn't preaching to other companies; they may have valid reasons for using antitakeover provisions, he says. But he bristles at the argument that the board -- and not investors -- should decide to sell the company.

"That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you,'" Mr. Dunphy says. "I'm a believer in Jeffersonian democracy. Power should come from the people."

Yet studies seem to show that poison pills work. In 300 transactions from 1993 to 1997 studied by J.P. Morgan, companies with pills sold at a median premium of 34.6% over the preoffer trading price, compared with 25.0% for companies without a pill.

But Mr. Dunphy challenges the studies. "Underperforming companies will necessarily be bought out at a higher premium," because the acquirer will see the underlying value that can be gained by better management," he says. For a strongly performing company, "there is no great value to be added by an acquirer."

Sealed Air

(NYSE symbol: SEE)
Business: Protective packaging
Year ended Dec. 31

In millions	1998	1997
Revenue:	$2,507*	$1,833
Earnings:	$73.0	$173.7**
Dil'd Share Erns.:	$0.04*	$2.38**

Latest quarter (Dec. 31, 1998):
Dil'd Share Erns: $0.56* vs. $0.85**
Average daily volume: 419,711 shares
Shares outstanding: 83.4 million
Trailing P/E: 29
Dividend Yield: none

*Includes gain of $23.6 million related to post-employment benefit obligations for the year and latest quarter. Includes charge of $111.1 million for restructuring and other undisclosed matters for the year.

**Includes undetailed charges of $14.4 million.

---- INDEX REFERENCES ----

COMPANY (TICKER): Applied Materials Inc.; Sealed Air Corp. (AMAT SEE)

NEWS SUBJECT: Analysts' Comments; Corporate Actions; Editorial & Columns; Newspapers' Section Fronts; Heard on the Street; Stock Market News; Wall Street Journal (ANL CAC EDC FRT HRD STK WSJ)

MARKET SECTOR: Industrial (IDU)

INDUSTRY: Containers & Packaging (CTR)

PRODUCT: Analysts' Ratings/Comments; Industrial Goods & Services; Wall Street Journal Graphics (DAR DIG PIC)

REGION: North America; United States (NME US)

1999 WL-WSJ 5450258

LAYOUT CODES: Heard on the Street; Major Market Items; Third Front Umbrella (HST MIM TFR)

Word Count: 1375

4/28/99 WSJ C1

END OF DOCUMENT

EXHIBIT 4

Ask the Analyst

Is Management on Your Side?

by Jeremy Lopez | 08-15-03 | 06:00 AM

Dear Analyst:

As an individual investor in stocks, it's hard to know what companies to trust. What kind of things would tip me off that management isn't in my corner?

Andy C.

Despite all of the litigation and legislation to reform corporate America in recent years, plenty of questionable corporate governance is still out there. Individual investors can't always expect to meet with the management teams of Fortune 500 companies to gauge their character. But there are plenty of red flags investors can search for in publicly available SEC documents. Here are three things to look out for (trust me, the list could be longer), and where to find them:

Stock Option Chicanery

Where Found: Annual 10-K or proxy statement (listed as DEF-14A on the SEC's Edgar Web site)

In addition to firms that hand out too many options to their employees, many also engage in option repricing. That is, they initially issue employee options at one price, but because the company's stock price has since tanked, they replace the old options with new ones at a lower exercise price.

Proponents of repricing say that it limits employee turnover. But we think repricing sends the wrong message to both employees and investors. First, it dilutes the value of remaining shareholders' stock beyond what those options would normally cost investors if they were left untouched. Options are also meant to motivate employees to add value to the company so that the stock appreciates. Lowering the bar just because a company's stock has fallen defeats that purpose. Last, options are inherently a riskier form of compensation than salary. In exchange for the greater potential upside of options, employees (not investors) should bear the risk that they might end up underwater.

Not surprisingly, repricing is pretty common among technology companies because they tend to compensate the heaviest with stock options. More recent examples are Electronic Data Systems EDS, Advanced Micro Devices AMD (more on AMD later), Apple Computer AAPL, Broadcom BRCM, and Sanmina-SCI SANM. Ciena CIEN is certainly among the worst of the bunch. It effectively repriced options twice in 2002!

Executive-Compensation Abuses

Where Found: Proxy statement

If you are a major executive of a publicly traded firm, you'd better be comfortable with the world knowing how much money you make, because it's all disclosed in the annual proxy statement. Despite the transparency, we still see plenty of abuses.

The proxy statement breaks out executive compensation into four categories: base salary, bonus, options, and "other." Comparing one company's compensation with several of its peers' can be useful because you can find out if one management team's pay is out of whack. You can also learn about how companies motivate their employees differently. Some companies, such as Linear

Technology LLTC, use profit sharing more than their peers, which is good because it aligns costs and management interests with company performance. Also check the section on options to see if management is pocketing the majority of company options for itself. You can find the total number of options issued in the 10-K.

It's the "other" category of compensation where you can often discover the most interesting things. Some of the more common items include 401(k) matches and insurance benefits. But firms will sometimes pay for other questionable expenses, including country club dues and financial planning fees.

The best example of compensation abuses I can think of is AMD. Jerry Sanders not only earned almost $1 million last year for being chairman (which is egregious by itself), but he has also received large bonuses two out of the past three years, and $500,000 on average over the past three years for transportation costs. Last year, $183,900 of this was for car expenses. *The Mercury News* recently explained why: Because Sanders lives in Southern California and works in Sunnyvale (no, they're not close), he needs two cars and two drivers. Yes, this is the same AMD that has also been a perennial laggard in the chip sector.

Poison Pills

Where Found: Proxy statement and 10-K

Poison pills, also sometimes referred to as shareholders' rights plans, allow one company to fend off an unsolicited bid to be bought by another company. A poison pill deters unsolicited bids by diluting the shares of any one investor who acquires a certain percentage of a firm's total shares outstanding. The most recent high-profile example of this was Oracle's ORCL attempt to buy out PeopleSoft PSFT.

Because PeopleSoft has a poison pill, Oracle not only has to convince investors to accept its bid, but also PeopleSoft's board of directors.

The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses--there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies. Walgreen WAG has a poison pill and claims in a recent proxy that it shares this in common with 60% of the companies in the S&P 500. Truck-maker Paccar PCAR and bond-rater Moody's MCO are two other great companies with poison pills.

But it's the bad apples that spoil the bunch. Think about it. If I were mismanaging a firm, and its stock suffered as a result, wouldn't it be in my best interests to have something in place to protect my backside? After all, I'd probably be the first to go if the company I worked for was bought out. That's the key negative of poison pills--instead of protecting investors, they can also preserve the interests of management deadwood as well. As a capitalist, I have to believe that investors (and society overall) are best off when capital is put to better use. Poison pills, however, can hinder the efficient allocation of capital.

To sum, poison pills are definitely not in shareholders' best interest when bad management is depressing the value of an otherwise decent business. They may be more tolerable when good management is in place, but even then, investors have to consider that those good managers may not be around forever.

The Bigger Picture

While not one of these red flags by itself is reason to avoid a stock, each does give you clues about management's character. And this is also hardly an exhaustive list. Perhaps at a later date, we'll discuss some of the other things some management teams try to get away with, such as related-party transactions. Which reminds me: Aside from the volumes of spam we get, the amount of stock-related questions in our Ask the Analyst inbox has been a little sparse lately. We're unlikely to ever answer the "where do you think Acme's stock will be in 12 months?" inquiries, but if you have a question that you think you and other investors will benefit from having answered, drop us a line. That's what this column is here for.

Jeremy Lopez is an analyst with Morningstar.com. He can be reached at jeremy_lopez@morningstar.com.

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EXHIBIT 5

Previous Page

Corporate Governance
How to Evaluate Management: Part 5

By David Marino-Nachison
August 7, 2001

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Investopedia defines "corporate governance" as "The relationship between all the stakeholders in a company." In this section, we'll discuss two important components of corporate governance -- the composition of a good board of directors and "poison pill" shareholder rights plans -- and broaden the topic a bit to discuss insider holdings and trading.

Board makeup and conflicts
Corporations are required by law to have boards of directors. While directors are not responsible for day-to-day operations, they do elect executive officers and are, in essence, supposed to be the company's watchdog by evaluating and voting on merger and acquisition opportunities, executive compensation plans, and other things.

Clearly, then, the makeup of your company's board is important -- if for no other reason that they are almost always compensated for their work. Investors should examine corporate filings to see who sits on their boards, how much they are compensated, and what their qualifications are.

It's useful to examine board members' professional backgrounds, as directors ideally have personal experience in the areas pertinent to a specific company: industry expertise, financial and venture capital experience, strategic contacts and connections, time spent working with companies of similar size or at similar stages in the growth curve, and so on.

But board members may also wave flags that go beyond the practical characteristics mentioned above. If a company's directors are primarily management -- who are generally busy with the job of running the company -- or friends and family (who may not, for obvious reasons, be as critical as they should), the board may not provide the sort of support and input that it must to create value for the company. This is especially important in the case of relatively young companies that are still run by founders or their relatives.

Evaluating Management
Introduction
Executive Background
Capital Allocation
Management Focus
Quality of Corporate Information
Corporate Governance
Compensation
Conclusion

Related Links
The Motley Fool Select
Fool's School: How to Value Stocks
Small Caps and Insider Holdings
Guide to SEC Forms
Related-Party Transactions
SEC Adopts New Rules on Insider Trading

Discussion Boards
Specials

Also worth investigating are so-called "related party transactions." Put simply, a related party is someone who either owns some of the company, or is closely related to/affiliated with someone who does. When a company does business with such parties, details of the transaction must be reported in corporate filings.

Such dealings are common, and may include lease agreements, consulting deals, and loans. (Accounting firm Haynes, Downard & Andra's website has some useful background on this practice.)

While they are by no means illegal, or even shady, investors should always check their companies' SEC filings to see whether, in their estimation, a company is compromising its stockholders -- overpaying, for example, for goods or services -- by trafficking with related parties when better deals might be found elsewhere.

Some companies take their responsibility to stockholders especially seriously. Crafts supplies retailer **Michaels** (Nasdaq: MIKE), for example, recently enacted several reforms: It expanded its board (adding two new independent directors), disbanding the board's executive committee -- thus turning over all key matters to the full board -- and put its entire board up for reelection at one time, rather than staggering membership.

Among the groups active in the discussion of corporate governance issues is CalPERS, short for California Public Employees' Retirement System, which owns more than 1,600 public companies and offers lots of information about its viewpoints on "strong boards" online.

"Poison pills"
Investors will regularly read press releases announcing a company's adoption of something called a shareholder rights plan. Casually called "poison pills," these plans grant stockholders special rights to purchase additional shares of their company's stock (or the acquirer's stock, if the acquirer is another public firm) should any investor acquire more than a pre-set percentage of a company's outstanding shares. (Though I say "pre-set" here, some companies will erect these defenses hastily in direct response to a specific stockholder's purchasing habits.)

The idea behind these plans is to prevent outside parties from gathering up so much stock that they could take actions that don't mesh with management's plans -- a common ploy is to collect shares in order to try for a board seat -- without approaching the company first. "Activist investors," as these folks are sometimes called, usually want management removed or restructured and the company put up for sale. With their jobs on the line and judgment called into question, executives don't always take kindly to helpful suggestions like these.

Investors should cheer "poison pill" plans if they support and trust management, since what they do is help protect the company from interlopers. Not all of them do. **Mattel** (NYSE: MAT) stockholders once voted in favor of removing their company's rights plan, a rare occurrence. (Mattel's board eventually voted to allow the company's rights plan to expire next early year, rather than renew it.) If that happens, it's a pretty sure sign investors don't think management has their best interests in mind -- or the ability to make them a reality.

Insider buying, selling, and ownership
As Brian Graney noted in a column for our SmallCap Foolish 8 area, it's nice to know that a company's managers "eat their own cooking" and own a measurable proportion of its stock. But how much is the right amount? There isn't a right number -- nor is it right to simply say that more is better.

But it is still a useful data point, and the Foolish 8 investing strategy screens out companies with less than 10% insider ownership. More than about ownership, however, The Motley Fool receives a pretty high volume of questions about what we think of insider trading *trends* -- the buying and selling of corporate stock by directors, officers, and other major stockholders, all of which must be disclosed in a timely manner in SEC filings.

Two SEC filings to track are the Form 4, in which changes to ownership are reported, and the Form 144, in which stockholders must report the intention to sell more than 500 shares -- or $10,000 worth -- of a company's stock in a three-month period. (The SEC's website has more information on investor filings and what they mean.)

Once you have that information, how should you use it? It's a difficult question: It's often said that there are a million reasons to sell, but only one reason to buy. We all buy stock when we think it's going to go up. Pretty simple, right? But when we sell it can be for any reason under the sun. As a result, we generally don't attach too much importance to this kind of news, though there are exceptions. If a number of insiders all sell or register to sell a large number of shares at one time, it may be a sign that management believes the stock is overvalued.

It may also be worthwhile to look for a history of selling (or buying) very shortly before bad (or good) news is announced. While such behavior is rare, it may constitute illegal insider trading if trades are made as a direct result of the possession of what the SEC calls "material, nonpublic information." And it goes without saying that frequent trading of a corporation's stock by key figures may signal a questionable commitment to the firm.

Next: Compensation »

Dave Marino-Nachison's (TMF Braden) stock holdings can be viewed online. The Motley Fool has a full disclosure policy.

Previous Page

"Shareholder Proposals: What to Expect in the 2003 Proxy Season"

Teleconference - Tuesday, November 12, 2002

Panel:

- **Marty Dunn**, Deputy Director, Securities & Exchange Commission
- **Nell Minow**, Editor, The Corporate Library
- **John Wilcox**, Vice Chairman, Georgeson Shareholder
- **Beth Young**, Corporate Governance Consultant

Table of Contents

Shareholder Proposals: What to Expect in the 2003 Proxy Season

BROC ROMANEK, Editor-in-Chief, RealCorporateLawyer.com: Let me introduce the panel.

First, Marty Dunn is Deputy Director of the SEC's Division of Corporation Finance. We have Nell Minow, Editor of The Corporate Library, John Wilcox, Vice Chair of Georgeson Shareholder and Beth Young, a well know corporate governance consultant.

Without any delay, let's go ahead and let Marty kick it off.

SEC Staff's Perspective of Upcoming Season

MARTY DUNN, Deputy Director, SEC's Division of Corporation Finance: The disclaimer I have to give is whenever I speak is that I'm speaking for myself and I do not express the views of the Commission or any other member of the staff.

First, I'm going to review the numbers as to what happened last year. Then, I'm going to talk about how we're staffing this year's shareholder proposal task force and the substance of what we saw last year. Then, I'm going to talk about what we anticipate seeing this year and then I'll turn it over.

First, last year didn't disappoint us, as every year we tend to get more proposals to consider. Last year, we handled 469 requests as compared to about 440 the year before. The numbers keep going up. One number that went up is one that we don't want to go up - it took us an average of 48 days to process a request versus 38 days the year before. At the end, I'll mention some reasons why I think it took us longer.

A rough estimate of how the 469 letters broke down is that we permitted the exclusion of 85 proposals on procedural grounds. We permitted the exclusion of 136 on substantive grounds and we required revisions on 118 proposals. 58 folks withdrew and we required the inclusions of about 70 proposals without revisions.

So, if you exclude the withdrawals, about 190 wound up going in and about 220 wound being excluded. So that's kind of an interesting number to me. I think in years past, if you look at our letters that went out, a higher percentage were excluded as compared to the past year. I don't know what caused that trend.

As far as our review structure, we have a team of lawyers - last year it was 15 people, this year it will be 16 - and put them on this full-time for about three and a half months, which is a major undertaking on our part, as you can imagine. Last year, Keir Gumbs headed up the team. Keir did a great job, so much so that we've decided to let him go on to do bigger and better things. Grace Lee is going to take over the reins this year. Grace has worked on the task force for two years and she is going to do incredibly well this year, I have no doubt.

A big change from years past is that we've always had a structure where most of the task force conduct lower level exams and then we had two or three reviewers as they came up. This year, we're going to try to have 11 lower level examiners and five reviewers. The hope there is that the five reviewers can turn things around faster and we can cut down on our turnaround time.

I think it's very important that we be able to answer letters quickly - but not so quickly that proponents aren't able to respond if they want - so that our answers are based purely on what is the "right" answer. Ideally, we then would not be under a time crunch when it's getting to be printing time and everybody is yelling and screaming. I think we need to base our responses purely on substance and, hopefully, this is a way that we can accomplish that.

Speaking of substance, last year the four biggest categories of proposals we received were poison pill plans (45); independent directors (25); auditor independence (18); and board's role in long term strategic planning (16). We also received 11 I.L.O.-related proposals last year. I think the I.L.O. number is actually down from the year before. But the others, I would imagine will grow.

Kind of as a segue to what I see happening next year, we also got eight no action proposals pertaining to requests that the company expense stock options in their income statement, either stock options just to executives or to all employees. To date, we've permitted the exclusion of these proposals under (i)(7). One of these letters, to National Semiconductor, has been appealed to the Commission.

The Commission is considering this appeal. While this appeal has been pending, we've had one request that came to us from Mercury Computing. We advised them that we were not in a position to take a view as to their position regarding whether or not to include the proposal until the Commission responds to the appeal. And that's what we'll keep doing until the Commission reaches a determination. The Commission determination on that may have a large outcome as to what kind of proposals we see next year. If the Commission says that they don't agree that they can be excluded, you're going to see a lot of companies that will either include these proposals or try to find other arguments other than (i)(7). So, I think that will have a big impact on next years' season.

As for the rest of what I see for next year, the first thing is everything is going to be about corporate governance. Between Sarbanes-Oxley, the new listing standards regarding independent directors, executive compensation plans and other governance issues - as well as the level of corporate failures - these dominate the news and that is likely to rule the agenda next year.

One quick aside is that the comment period for the listing standard regarding equity compensation shareholder approval I believe has run out or will soon. I think the exchanges have every intention of acting on that in the next three four weeks and getting that done. So that will be in place by next year.

The remainder of the listing standards related to definitions of independence, board structure, board activity and I think these proposals will be out soon for comment. Probably around the time we're adopting the equity compensation/shareholder approval listing standard.

These proposals will fit with these corporate governance shareholder proposals and I think we're going to have a very difficult time this year like we had before - figuring out ordinary business in the area of corporate governance is quite difficult and it has not gotten any easier with this topic becoming more of a national pastime. It's a great challenge for us.

As for procedural matters, it was a lot easier last year. We still have the same number of proposals that were excluded on procedural grounds, but I think we answered them more quickly and I really think a lot of that goes back to Staff Legal Bulletin No. 14. There are more firm standards now as to how to count, how to add, where to look, what to do. I think its immensely helpful. And I said it last year, if you're helping a proponent write a proposal or if you're helping a company make an argument regarding exclusion of a proposal, if you don't look at Staff Legal Bulletin No. 14, you're not behaving responsibly. It's got to be the starting point and I really encourage everybody to look at that.

Another matter to consider for this year are the (i)(3) arguments that proposals or the supporting statements are vague or untrue or misleading. We spent way too much time last year on (i)(3)s. As I said, 70 proposals had arguments where they didn't have to do revisions and we had about 120 where we made them include revisions.

We spent a lot of time on these and I think the blame for that can be shared by everybody. I think there's a category of proponents that tend to put in way too many unsupported broad statements. And then we have to deal with them every time, even though we said before that this doesn't have support or provides support or cast it as an opinion - and every time we have to reinvent the wheel. I think that takes too much time.

Related to taking too much time are companies that take issue with sentence after sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it.

Finally, there is some blame for us. I really think last year we didn't start the year being as consistent as we could have been. I didn't think we are aggressive enough. We had told everybody that if there were a lot of problems within the (i)(3) area relating to a proposal - rather than requiring revisions at each sentence - we would allow the entire proposal to be excluded. We didn't follow through on that last year because we didn't think it was fair on such short notice to do that to proponents. Now, folks who repeatedly abuse this will find out that we don't think it's the best use of everybody's time.

Beyond (i)(3), I don't know why, maybe we encouraged it with the Staff Legal Bulletin or something, but we saw companies throw in every argument they could possibly think of - even if they weren't well-founded. I think what you find is that when we find one argument that clearly fits so that a proposal can be excluded, we rely on that basis and don't consider the rest. But if we don't agree with the company, we have to analyze each of the arguments made. That takes a great deal of time.

So if there's any way I can encourage companies and their counsel to stick to the better-founded arguments, please don't raise arguments that don't have a foundation. Don't say "sure the staff has never allowed an exclusion on this basis in this context but maybe they will now." If you have a good argument, make it. If you don't have a good argument, don't put everybody through the meat grinder.

ROMANEK: Marty, it's a great thing that the staff has finally gotten no action and interpretative letters up on the SEC's Web site, but do you think the shareholder proposal letters will be posted as I know you get such a high volume?

DUNN: To be perfectly blunt, I don't see it happening Broc. On a good week - good as far as cranking things out, bad as far as work being a living hell - we can process 40 in a week. And I just don't know how physically, we could get them up there.

And the other problem is we see a lot of proponent communications that are hand-written or typed without a word processor. We don't get them in Word and we'd have to scan them. You know maybe if technology gets better and things get easier I would love to put them up there, I'd love to make the access easier for everybody, but for right now I think we're in a spot where it just isn't logistically possible yet.

ROMANEK: I think it's great that you have the letters up there that you do. It's almost short of miraculous, knowing how difficult it is to do that.

DUNN: Thank you, Broc.

Popular Topics for Upcoming Season

ROMANEK: Why don't we go ahead and turn it over to Beth who will talk more about the upcoming issues for this proxy season.

BETH YOUNG: Thanks. I see two or three big trends and I'll talk about the one that I think will spawn the most proposals first, which is executive compensation. The number of these proposals have increased during the last few years, but this year for a variety of reasons, I think there will be more related issues and a larger number of companies targeted.

The first type of proposal, which isn't technically an executive compensation proposal, that I'll talk about is options expensing since Marty touched on this.

I think that given the submissions are well underway, most proponents are not waiting to hear about the National Semiconductor appeal before they submit these proposals. So those of you are on this call who are in-house counsel or outside counsel should be starting to gear up for requesting no-action relief on these type of proposals. From what I'm hearing, these proposals may number over a hundred as there are groups of proponents who are doing large numbers of them. Other proponents are doing smaller numbers, but it probably is the most popular issue that I'm being consulted about this year.

These proponents are targeting companies with high levels of dilution that have sort of high levels of mega-grants, where not expensing can be said to have more of an effect on the financial statements. There's also peer pressure from the large number of prestigious companies that are voluntarily expensing. I think these proponents have also gotten a boost from the large number of members in the investment community who are supporters of expensing as well as the recent Conference Board Commission report that recommended expensing fixed stock options.

The second category - in some cases being submitted hand in hand with options expensing - is performance-based stock options. In the past, these proposals have done pretty well (with shareholder votes up into the high 30s and low 40s percentage-wise) and companies have always used the argument that because indexed options and other variable options qualify for variable accounting treatment, they require a charge against income. Companies do not want to use these kinds of options because it places them at a disadvantage to companies that don't in terms of earnings.

Given the momentum behind expensing fixed stock options, I think there is a resurgence of interest in performance-based stock options. Some proponents are combining these two types of proposals together; others are just to resurrecting this issue and sort of going at it with additional vigor. The idea here is that expensing fixed stock options levels the playing field for these performance-based options. A notion that is also supported by the recent Conference Board report.

The third category of compensation proposals - which would be a pretty new proposal - is holding periods and other mechanisms to focus on long-term ownership by executives. And these get a boost from two sources. One source are studies that have come out recently regarding the importance of outright stock ownership to corporate performance, as opposed to the holding of stock options.

As most of you know, when you look at beneficial ownership tables, the number of shares reported for executives includes certain stock options and so the levels of absolute stock ownership are generally much lower than the numbers that you see in those tables at first glance. There have been some academic studies, as well as studies by compensation consultants, that have found that only at companies where there are high levels of stock ownership is there a positive relationship with corporate performance.

The other source for a lot of these proposals is the huge level of media interest that has been generated by big selling - either before an accounting scandal as in the case of Enron, or before a business failure (for example, in the telecom industry, executives getting out and selling a huge amount of stock the day before companies announced they were headed for bankruptcy or were distressed).

Two other compensation matters and then I'll move on. Banning stock options altogether, I don't think there's going to be a ton of these, but some companies will be targeted where options are seen as abused. Paul Volcker gave a concurrence in the Conference Board report by stating that he believes that fixed options should be banned altogether.

Binding proposals. I think there is a resurgence of interest in binding proposals. These proposals are from Herb Denton and focus on separate chair/CEO through bylaw amendments. In addition, he focuses on binding proposals relating to access to the proxy. This shareholder access to the proxy for the purpose of nominating and voting director candidates on the company's proxy card is an issue that has been arisen before and now is coming back.

In the last year, there has been a lot more interest in this issue as a possible way to help fix what went wrong in the last few years by shareholders having more direct ability to elect directors. There has been an inconsistent attitude on part of the SEC staff about these proposals and more recently, the tendency has been toward exclusion. I think there's desire on the part of some proponents perhaps to challenge that through litigation. I know several proponents who are doing those proposals - some of which will be binding - which will then implicate state law issues and maybe take litigation in a different direction.

And the last category of proposals are board related and these are going to look pretty different this year. As Marty was saying in the beginning, there are a whole set of listing standards that will not be put out for comment until later this year - and since there may be movement on the part of companies before the meeting season on composition of key committees and overall board composition - my sense is that proponents are sitting back a little bit on these issues and not doing as many proposals on independent committees and independent board. They are waiting to see how companies respond to the new listing standards.

The one exception to that is board leadership proposals; initiatives seeking to separate chairs and CEO have gotten new life this year since the notion that independent board leadership is needed for optimal board functioning has really taken hold, has gotten more press attention and more prestigious folks have come out in favor of it. I have seen a lot more interest in doing those proposals this year.

ROMANEK: I have a question from the audience that ties into whether it's likely that there will be many more proposals than this year as compared to the past. How would the Divisions of Corporation Finance and Enforcement react if a company failed to include a proposal after getting a response from Corp Fin along the lines of the staff's response to Mercury noted before?

DUNN: As I mentioned, the Mercury situation is pending. If we have a situation so we say we can't take a view, then what we're telling the company and the proponent is that we haven't taken a view and they can figure it out from there. Generally, if we tell somebody that we think that they have to include it and then they don't include it, that's a pretty darn rare situation - and our first choice almost all the time is to fix it.

If we get involved after the fact and it didn't go in that company's proxy for that year despite all our efforts, if we really think everybody was trying to do the right thing, we'd still try to find a way to fix it. If we thought people were jerking us around, then we'd go to the next step and try to figure out what to do. I do think that if we tell a company that we don't concur in their view and they thumb their nose at us - and it's not a mistake and it's not a timing issue and it's about something we can resolve - it is not something we take very well. If we tell a company that we're not taking a view, then I think it's also inappropriate for us to say "we didn't take a view, but now we think you're wrong" because you did what you decided to do based on absence of guidance from us.

Investor Mood and Governance Ratings

'ROMANEK: Sounds good. Why don't we just go ahead and turn it over to Nell who's going to talk about sort of the temperature of investors as well as board readying services and a few other things.

NELL MINOW, Editor of TheCorporateLibrary.com: Thank you. We keep hearing about the crisis of investor confidence, which strikes me as a very unfair way to describe a crisis of management credibility. Making it about investor confidence is blaming the victim." Investors feel that the burden of proof is very much on management to come back and show them why they should listen to anything they have to say.

A number of things that investors should have noticed would have warned them about what was going on in some of these companies. For starters at Adelphia, you had a board where five members of the nine-member board were members of the same family, which should have been a warning signal. At Global Crossing, as some of you will remember, we made a big fuss in January of 2000 over the employment contracts where the then-Chief Executive Officer got a 10 million dollar signing bonus plus two million options at 10 dollars a share below market - which we thought showed that the Chief Executive Officer knew that the stock was going down in value. We also pointed out the make and model of his Mercedes, his mother's first class airfare to come visit him, and some other perks that we thought showed that the board was not paying attention to what was going on. And of course, we were right about that and there's been a lot of interest this year in the kind of indicators that got us to caution people about Enron and Global Crossing execs in 2000 when they were doing very, very well.

So there is a lot of stuff that Uncle Sam has made companies tell investors over the years and investors have not paid enough attention to them. That includes things like board members who don't go to meetings and numerous related transactions. We just posted a report by Beth Young on our Web site about related transactions where we documented things like the Chief Operating Officer's brother who was hired by a vendor to negotiate their relationship with the company.

My personal favorite was the deal in which every member of the board profited from an acquisition, except the one independent member who was paid an extra 100,000 dollars to review it as an "independent" director. Those are the kinds of things that people are not going to let pass by anymore. I'm recommending that the related transactions section of the proxy statement should be blank. Just don't even bother with it. Remove the conflicted member or do business with someone else.

We are also releasing a product at the end of this month that's had a lot of interest regarding interlocking directors. We've got 20,000 directors in our database and this software will show basically the first, second and third degree lines of connections between all of them. It makes the common six degrees of Kevin Bacon game look like nothing, because you can connect from any one of these 20,000 directors to any other director in about two or three steps - and each and every one of them starts to look like a ball of rubber bands by the time you get to the third degree. You have not only their corporate connections, but also non-corporate foundations, charity boards, professional associtations and even the Augusta golf club memberships.

With respect to governance policies, we have 89 guidelines from the 10,000 companies in our database. As more companies develop them, they have been sending them to me to get my comments -- so I know a lot of other companies are coming. We will be publishing all of them and comparing them - and everybody who cheats off of someone else's paper and publishes whatever their lawyer sends them is going to look very bad. I can tell you that there's a very strong market demand for somebody to look at these imitators because those are the boards that do not do their homework.

At Tyco, Dennis Koslowski's employment contract - which was entered into just last year -had a provision that said that conviction of a felony is not grounds for termination. That's the kind of thing people are going to take very seriously going forward - but they don't necessarily have the resources or the expertise to do all that work themselves. So a number of governance rating systems have sprung up. Standard & Poor's and Moody's are also doing ratings. The only one I know a lot about is ours.

Ours is the only one that is not really based on structural matters. We don't give points for independent directors or annual election of directors or anything like that. We look at three things that we can tell us whether the board is doing its job or not. We look at Chief Executive Officer compensation, the transparency of financial accounting and the company's overall strategy, particularly focusing on acquisitions. If the board doesn't get all three of those right, they don't get a good grade from us. If they do get all those right, then they get a good rating, although we won't go with that if we think that that's a problem going forward.

ROMANEK: How will companies know if they have been rated? Is it transparent to the companies what kind of rating they get or is that only for subscribers to TheCorporateLibrary.com?

MINOW: Yes, although direct access to ratings is for our subscribers, we can tell a company what rating they get and we will print their rebuttal if they have one on our Web site. We will begin rating companies for the upcoming proxy season. By the way, our primary customers to date have been head hunters, consultants, plaintiff's law firms and d&o insurers.

ROMANEK: Do investors seem to be warming up to it?

MINOW: So far, the investors have all said we want to wait for the actual ratings. Right now, what we have available is all of the data so you could do your own drill-down in such a way that you can make your own calculations.

Management Initiatives and Solicitation Strategies

ROMANEK: John, why don't I turn it over to you and talk about the nuts and bolts of the 10 day rule and management initiatives.

JOHN WILCOX, Vice-Chair, Georgeson Shareholder: As Marty indicated earlier, it looks as if the NYSE's proposed listing requirements requiring shareholder approval for all equity compensation plans and eliminating the discretionary broker vote under Rule 452, which is known as the 10 day rule, will be approved soon. This is going to have a very big impact on companies because options plans have always been a major repeat item. Options are of critical importance to most companies, particularly younger companies that use options to incentivize employees. All equity compensation plans will now require shareholder approval and there are going to be some serious obstacles to obtaining shareholder approval.

One of the important factors that will come into play - even more strongly than in the past - is the importance of the overhang in the calculation of dilution. Under the New York Stock Exchange rules, in the past, the dilution calculation did not include overhang. The Exchange staff simply looked at whether the number of shares issueable under the plan being voted upon exceeded 5% of the currently outstanding shares. If it did not exceed 5%, discretionary broker voting was allowed. If it exceeded 5%, there would not be discretionary broker voting. That distinction will no longer apply, so that the technique used by companies in the past to design low-dilution plans that qualify for discretionary voting will no longer be useful.

The impact of these new rules will be strongest at companies with high retail ownership in street name. This is the group that is probably the most likely to use options most heavily. It includes IPOs and younger companies that are more cash strapped and want to use options to incentivize their employees.

Many companies have for years been implementing broad-based plans that did not need a shareholder vote. Now these companies will be seeking shareholder votes for the first time.

I should explain the 10-day rule because I think many people do not understand how it works. Also the term "broker non-vote" is used frequently, but it's not a term that I consider to be accurate. Even after the new listing standards are approved, the 10-day rule will still apply in other situations, but not for equity compensation plans.

Rule 452 essentially says that when shareholders are being asked by a company to vote on a matter in a proxy statement, brokers will be permitted to vote on that matter without any instructions from their customers so long as the matter does not have a substantive impact on the rights of shareholders. The rule applies to member firms - not to listed companies - and therefore its reach extends to Nasdaq companies in addition to NYSE companies.

As I said earlier, the term "broker non-vote" is one that's often used to describe the discretionary broker votes but I've never really understood what people mean by "non-votes." It may be a reference to the difference between the uninstructed quorum and the instructed vote. That has nothing to do with voting on shareholder proposals.

Let's talk about the strategies a company can use in a situation where they're going to be seeking shareholder approval of an equity compensation plan and they have a large overhang, or they are concerned about getting an adverse vote, or perhaps they had a squeaker last year and just got little bit over 50 percent even with the discretionary broker vote (which will not be available this year).

The starting point for the company and its advisors should be to conduct a very careful analysis of who owns shares in the company and to review the option plan carefully to see what features it includes, to analyze every provision with experts to see whether there are features that will attract negative votes.

Some plan features objectionable to shareholders may not be critical to the plan, such as repricing provisions, et cetera. If you have an expert who knows what triggers negative votes, you can do a lot to make the plan more acceptable and avoid those pitfalls.

Figuring out who your owners are, looking very carefully at your institutional shareholders and looking at their voting records is critical.

When all this information has been assembled, you can project a vote and estimate with a high degree of accuracy what the outcome will be.

The vote projection also functions as a blueprint for a proxy campaign. It tells you which accounts are critical and what scope of solicitation is needed. As permitted under the proxy rules, you may be able to conduct a pre-solicitation conversation with a small number of your largest holders in order to get a sense of whether they are likely to support your plan. You can also go through a budgeting process, because there may be some solicitation techniques that are more expensive and you need to decide whether you want to incur that expense.

With respect to the retail vote, there are ways to increase the response level. You should use the Internet. The traditional reminder mailings are probably not going to have a high level of impact - in part because of the creditability issues we've been discussing, but also because they've been used for so many years that people no longer read them. You need to do something more innovative and attention-grabbing.

A technique my firm has developed is called "TeleVote." It allows us to get into telephone contact with street-name customers, accept their voting instructions over the phone, and then forward them to ADP (which then processes them in the usual way). We send a vote confirmation to the shareholders whose instructions we've taken over the phone. This technique can substantially increase the voting response from the street-name accounts, who otherwise are very difficult to reach.

One of the most difficult elements is deciding how to deal with Institutional Shareholder Services. As we all know, ISS has its own proprietary "black box" to calculate the "share value transfer" resulting from options. If you get a negative recommendation from ISS, it can be difficult to determine whether they have done an accurate job in their data input and calculation. You may need to ask an expert to help you look at the ISS evaluation. For example, if you see that ISS and its share value transfer has given a very high value to an option, it may be that they have relied on an incorrect assumption that all the shares are going to be issued in the form of restricted stock. A meeting with ISS or subscribing to their advisory service can help eliminate this type of error.

The techniques I have outlined apply not only to executive compensation, but to all management initiatives that are controversial or require a high vote, and also to shareholders proposals where the objective is to increase the vote against a shareholder proposal opposed by management.

In the upcoming proxy season there's going to be a greater need than ever for companies to conduct high quality solicitation campaigns - and not to just assume that the votes are going to come in. I would argue that there is no longer any such thing as a "routine" annual meeting - a phrase that has been used for many, many years. It's a phrase that I think no longer has meaning in the new era that will be shaped by the Sarbane-Oxley Act, the new listing standards, Enron and other scandals, the bubble market collapse, and the new-found sensitivity to governance and shareholder rights.

ROMANEK: Thanks John. Why don't we go ahead and say good night. Thanks very much.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to White & Case LLP No Action Request
Newmont Mining Corporation (NEM)
Emil Rossi

Ladies and Gentlemen:

The number preceding the brackets below correspond to the pages of the company letter.

The resistance of the company to this established shareholder proposal topic may cast further credibility doubts on the 2003 company claim that it simply could not locate the rule 14a-8 shareholder proposal timely submitted with fax confirmation by Mr. Rossi for last year's 2003 proxy. The company thus totally escaped any rule 14a-8 proxy publication requirement and furthermore avoided the no action process in 2003.

2] The company inscrutably claims it does not understand how a proposal to increase the opportunity for shareholders to vote would "increase shareholder voting rights." Furthermore the company claims its does not understand a "material change." There is no reason or support given for failure to understand this. Rambling further without support the company opines, "This is vague and confusing language."

The only purported company analogy is Philadelphia Electric Co. (July 30, 1992) without any associating annotation. Philadelphia Electric concerned a somewhat unusual shareholder proposal regarding the election of a committee of small shareholders to present plans to the company's board.

Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

Without support the company claims that paraphrases cannot be accurate.

The company seems to be promoting a new standard for rule 14a-8 proposals rather than argue its position under current rules. According to the company, any sentence sourced from The Motley Fool or morningstar.com must give the "impression" of the publication's view "generally" on the poison pill. The company makes a bald generalization "giving the erroneous impression" but does not explain how it supports this conclusion.

The company errs in missing the irony in *The Motley Fool* on August 7, 2001. I believe the August 7, 2001 text is intended to mean that investors should "cheer" poison pills if they "support and trust" management 100%. I believe that including the term "interlopers" is another indication by The Motley Fool that it is spoofing the poison pill.

Furthermore the company fails to establish that its own cited *The Motley Fool* article proves that *The Motley Fool* purportedly favors poison pills.

3] The source of the 60% vote is given at the end of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. After the end of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

The company errs in claiming that directors are already impugned if the real possibility is noted that directors could act in a dictatorial manner if the directors use a devise that limits shareholder rights. The company does not explain why a caption cannot repeat part of a quote.

4] The company fails to address the fact that poison pills discourage and reduce the number of tender offers.

The proposal correctly states that the Council of Institutional Investors "called for shareholder approval of poison pills." Contrary to the company claim there is absolutely no proposal text that states the Council supports any particular proposal on this topic. Furthermore the Council of Institutional Investors text is positioned as far as possible from the resolved statement of the proposal. The company does not support its argument by claiming it would be incorrect to state that the Council of Institutional Investors called for approval of <u>all</u> poison pills.

SLB 14 states:

> Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

The company cites cases that have apparently been superceded regarding website URLs. With the burden of proof according to rule 14a-8 the company fails to elaborate on why it thinks "material is false and misleading" on the websites of the Council of Institutional Investors and Morningstar.

The company preferred to rush its no action request rather than thoroughly read the 2-pages of proposal text and references. The company failed to accept the shareholder party invitation to provide further information. This invitation was submitted with the proposal.

With sentence after sentence of contrived and rebutted company objections added to no support or thin support for many objections, the company may be subject to this criticism:

Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

I do not believe the company has met its burden of proof according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Emil Rossi
Wayne Murdy

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

This topic won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibly to ~~override~~ ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe that there is a greater tendency for shareholders, who more closely follow our company, to vote in favor of this proposal topic.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Shareholders' Central Role

Putting poison pills to a vote is a way of affirming the central role that shareholders should play in the life of a corporation. An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender for our stock should fail.

Source: *The Motley Fool*

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years.

I believe our board may be tempted to partially implement this proposal to gain points in the new corporate governance scoring systems. I do not believe that a partial implementation, which could still allow our directors to give us a poison pill on short notice, would be a substitute for complete implementation.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from *The Wall Street Journal*, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newmont Mining Corporation
Incoming letter dated December 17, 2003

The proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote.

We are unable to concur in your view that Newmont Mining may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won an ..." and ends "... 79 companies in 2003";
- revise the sentences attributed to The Motley Fool to quote directly the sentences from the source;
- revise the sentence attributed to Morningstar.com to quote directly the sentence from the source;
- revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes;
- revise the reference to the Wall Street Journal article to add "Source:" to the beginning of the reference and clarify that the article refers to an opinion article;
- revise the caption "Council of Institutional Investor Recommendation" and the discussion under that caption to make clear that the Council of Institutional Investor's recommendation relates to shareholder approval of poison pills generally and not this specific proposal;
- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced; and

- provide factual support in the form of a citation to specific source for the sentence that begins "The Council of Institutional Investors . . ." and ends ". . . called for shareholder approval of poison pills."

Accordingly, unless the proponent provides Newmont Mining with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Newmont Mining omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Keir D. Gumbs
Special Counsel